Exhibit 99.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-227753) pertaining to stock option plans, Registration Statement (Form F-1 No. 333-237443), and Registration Statements (Form F-3 No. 333-209037, No. 333-195124, and No. 333-220644), of Can-Fite Biopharma Ltd. and in the related Prospectus of our report dated June 1, 2020 with respect to the consolidated financial statements of Can-Fite Biopharma Ltd., included in this Report on Form 6-K for the year ended December 31, 2019.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	Kost Forer Gabbay & Kasierer
June 1, 2020	A Member of Ernst & Young Global